1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2006.
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
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No. 12B Fuxing Road
Haidian District, Beijing
People's Republic of China 100814
(Address of principal executive offices)
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         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date September 6, 2006	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600)
ANNOUNCEMENT SHARE REFORM OF SHANDONG ALUMINIUM INDUSTRY CO., LTD.

The Company, the only holder of non-tradable shares of Shandong Aluminium, has proposed a share reform resolution to Shandong Aluminium pursuant to the relevant rules and regulations for share reform of the PRC authorities. The A Shares of Shandong Aluminium are listed on the Shanghai Stock Exchange. Trading of the A Shares of Shandong Aluminium on the Shanghai Stock Exchange has been suspended since Monday, 4 September, 2006 pending release of the details of the proposed share reform resolution.

This announcement is made pursuant to Rule 13.09(2) of the Listing Rules of the Hong Kong Stock Exchange.

Pursuant to the relevant rules and regulations for share reform promulgated by the relevant PRC authorities, Aluminum Corporation of China Limited ("the Company") has proposed a share reform resolution to Shandong Aluminium Industry Co., Ltd. ("Shandong Aluminium"). Shandong Aluminium is a subsidiary of the Company, with its tradable shares ("A Shares") listed on the Shanghai Stock Exchange. The Company holds 480,000,000 non-tradable shares of Shandong Aluminium, representing approximately 71.43% of the total issued shares of Shandong Aluminium. The proposed share reform plan is to, subject to approval by the holders of the A Shares, convert the non-tradable shares held by the Company in Shandong Aluminium into tradable listed A Shares.

Trading of the A Shares of Shandong Aluminium has been suspended on the Shanghai Stock Exchange since Monday, 4 September, 2006 pending the release of information relating to the share reform resolution.

As at the date of this announcement, the Board of Directors comprises Mr. Xiao Yaqing, Mr. Luo Jianchuan, Mr. Chen Jihua (executive Directors), Mr. Shi Chungui and Mr. Joseph C. Muscari (non-executive Directors) and Mr. Poon Yiu Kin, Samuel, Mr. Wang Dianzuo and Mr. Kang Yi (independent non-executive Directors).

By Order of the Board of Directors of
Aluminum Corporation of China Limited
Liu Qiang
Company Secretary
Beijing, the PRC
4 September 2006

* For identification only

About the Company
Our contact information of this release is:

*	Business address: No.62 North Xizhimen Street, Hai Dian District, Beijing, People's Republic of China 100088
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chinalco.com.cn
*	Contact person: Liu Qiang, Company Secretary